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                                                                   Exhibit 15(u)
                   AMENDMENT TO SERVICE AND DISTRIBUTION PLAN

                                       OF

                                THE NET NET FUND


The Service and Distribution Plan of the NetNet Fund is hereby amended as follows:

The second "WHEREAS" clause is amended to read in its entirety: WHEREAS, shares of common stock of the Company are currently divided into series of shares, one of which is designated as the Net Net Fund (the "Fund"); and shares of the Fund are divided into classes of shares, one of which is designated Class A shares.

The fifth paragraph is amended to read in its entirety: NOW, THEREFORE, the Company hereby adopts on behalf of the Class A shares of the Fund and the Distributor hereby agrees to the terms of, the Plan, in accordance with Rule 12b-1 under the Act on the following terms and conditions.

Paragraph 1 is amended to read in its entirety: l. The Fund shall pay to the Distributor, as the distributor of the Class A shares of the Fund a service and distribution fee at the rate of .25% on an annualized basis of the average daily net assets of the Fund's Class A shares, provided that, at any time such payment is made, whether or not this Plan continues in effect, the making thereof will not cause the limitation upon such payments established by this Plan to be exceeded. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Directors shall determine, subject to any applicable restriction imposed by rules of the National Association of Securities Dealers, Inc.

The first sentence of Paragraph 2 is amended to read in its entirety: The amount set forth in paragraph 1 of this Plan shall be paid for the Distributor's services as distributor of the shares of the Fund in connection with any activities or expenses primarily intended to result in the sale of the Class A shares of the Fund, including, but not limited to, payment of compensation, including incentive compensation, to securities dealers (which may include the Distributor itself) and other financial institutions and organizations (collectively, the "Service Organizations") to obtain various distribution related and/or administrative services for the Fund and for servicing shareholder account, including a continuing fee which may accrue immediately after the sale of shares.

Paragraph 5 is amended to read in its entirety: After approval as set forth in paragraphs 3 and 4, this Plan shall take effect. The Plan of Distribution shall continue in full force and effect as to the Class A shares of the Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 4.
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Paragraph 7 is amended by deleting the words "Class B shares of the Fund" and substituting the words "Class A shares of the Fund" in lieu thereof.

Except as set forth above, the Amendment does not alter or amend the Plan, which remains in full force and effect. The Amendment is not intended to, and does not, amend to increase materially the amounts to be paid by the Class A shares of the Fund under the Plan as originally adopted.

      IN WITNESS WHEREOF, the Company on behalf of the Fund, and the Distributor have executed this Amendment to Service and Distribution Plan of the NetNet Fund as of the ______day of ____________, 1998.


THE MUNDER FUNDS, INC.


By:_______________________


FUNDS DISTRIBUTOR, INC.


By:_______________________